                                                                Exhibit 24



                           [WLR FOODS, INC. LETTERHEAD]



April 11, 1994


Dear Poultry Producer:

Words cannot express how grateful we are at WLR Foods for the tremendous support you have given us during Tyson Foods' hostile takeover attempt. Producers here in the Valley presented us with petitions of support signed by 543 people. I am enclosing the ad we printed from those petitions so that you may have your own personal copy. In addition, included are news articles that appeared later in the week regarding the survey results which many of you participated in for the Daily News-Record. I am convinced no other company has a producer team like the Wampler-Longacre team! On behalf of all of us, thanks!

You might have heard that WLR Foods was named to Fortune magazine's list of the 500 largest United States industrial corporations, but especially pleasing to me was that we were the second fastest growing food company in sales and in profits on the list. Our media release is enclosed for you to see the results of your excellent work.

We know that Don Tyson and his representatives have called and visited and continue to call on you. Don Tyson knows what your loyal commitment means to the success of WLR Foods. We were very pleased to learn that Tyson failed to get the support of even 7% of our shares. I just don't know how many ways our shareholders can say no to him before he understands. Once again, thanks for your continuing support.

Sincerely,



James L. Keeler
President and Chief Executive Officer

Dear Friends and Neighbors,

The poultry producers of WLR Foods started with a single petition of support a couple weeks ago and this week presented signatures from all of these people to us. Originally it started as a statement from the Shenandoah Valley Wampler-Longacre producers and on this page you will see names of other neighbors who insisted on having their name included. Altogether, 543 people signed as of publication of this newspaper. We are so touched by the leadership and courage of these people. Their support symbolizes what has always been the WLR Foods way. We want to thank everyone.



Charles W. Wampler, Jr.       Herman D. Mason         James L. Keeler
Chairman, Board of Directors  Vice Chairman, Board    President and Chief
                              of Directors            Executive Officer


                              "WLR Supporters

      We the undersigned producers, feel strongly about keeping honest competition between poultry processors in the Valley. Competition will be good for all poultry producers -- WLR, Rocco, and Tyson.
      WLR directors and supervisors are local men and women that are community involved. Mr. Wampler and others have spent their entire life improving the poultry industry.
      We of the WLR family have a good contract and opportunity to grow with them. We should have choice for whom we grow and we choose WLR."


Benjamin Adamson           Duane Blosser               Mrs. John Chrostophel      Shirley R. Cubbage         Beverly Evans
Cathy Alger                Ronnie Blosser              William L. Clark           Stephen Cubbage            Frederick Evick
J.E. Alger                 Robert Bobo                 Larry Clayton              Terry R. Cubbage           William F. Evick, Jr.
Luella C. Alger            Cecil Bogge, Jr.            Sheldon J. Cline           Vada Cubbage               Jim Eye
Darl D. Alt                Michael Boggs               Russell M. Coffey          Virgil R. Cubbage          Robert L. Farley, Jr.
Darren Alt                 Brent Borg                  Bruce Coleman              Hazel Cullers              Sharon Feaster
George W. Anderson         Jim Bowers                  Carl Collins               Norman Cullers             Allen O. Fitzwater
Mary Anderson              John F. Bowers              Randall L. Comer           James R. Cunningham        Douglas L. Flory
Paul R. Arbogast           Lucille H. Bowers           I.J. Conley                Matt Curry                 Greg Foltz
Sam Arey                   Charles Bowman              Lt. James D. Conley        Steve Darnell              Terry Forren
Charles Armstrong          Philip L. Bowman            Darvin Cook                Donna Davis                Michael Fortino
Cole Armstrong             T.J. Bowman                 Donald Cook                Ralph J. Davis, Jr.        Bobby Fox
Raymond E. Ault            William H. Bowman           Iana Cook                  Arno Delawder              John Fox
Jerry R. Auville           Chris Brown                 Jessie Cook                N.L. Dinges, Jr.           Kirby Fox, Jr.
Raymond W. Ayers           J. Darryl Brumback          Mike Cook                  Vicki Dinges               Jason Franz
Edward R. Baker            John J. Brumback            Nicole Cook                Daryl Dinsmore             Lucy Freed
Alton Bare                 Carl Burgess                Randy Cook                 Allen C. Dove              Alice Gardner
June K. Bare               Donald Burgess              Scott T. Cook              Andrew H. Dove             Barbara Gardner
Kent Bare                  Boyd Burkholder             Linda S. Couch             Donna Dove                 Everett L. Gardner
Don Bazzle                 Brent Burkholder            Elaine E. Craig            Eileen Dove                Hershel H. Gardner
Donnie Bazzle              Brian Burkholder            Stanley L. Craig           Paul W. Dove               Arthur W. Garner
J.E. Bazzle                Jessie Byerly               Dorold Crawford, Sr.       Ralph R. Dove              John Geil, Jr.
Belle Meade Farm           Joseph Trent Byerly         R.V. Crump                 Jean S. Dovel              John Geil, Sr.
Nolan Paul Bennett         Matha M. Byerly             Sarfield Ralph Cubage      Russel H. Driskill, Jr.    Bennie I. Getz
D. Benzinger               Lorenzo Caldwell            Earl Cubbage               Norlyn Driver              Ceryl Gilliam
Valerie L. Benzinger       Steven Caldwell             Erman Cubbage              David A. Dyer              Mick Gilliam
Cathy Berg                 Jake Caplinger, Jr.         Gerald L. Cubbage          Charles Eberly             Sherry Gilliam
Denver Bergdoll            Marvin Carr                 Gregory Cubbage            Lelia Eberly               Dennis Gochenour
Tom Billhimer              Mike Carr                   James K. Cubbage           Sonya Eberly               Reggie Goldizen
Lawrence Blaire            Mary H. Cassell             Janie Cubbage              Warren Eberly              Buddy Vance Good
Nancy H. Blakemore         Jeff Chandler               Jeanette Cubbage           Allen V. Evans             Cindy Good
Carroll Blosser            Kathy Chandler              Ronnie W. Cubbage                                     Larry M. Good

Lucien L. Good             Beverly Keiter              Joseph F. Minnick, IV      Glenn Riggleman            Larita M. Shuler
Patricia A. Good           H.D. Keplinger              Aaron Minor                Judy Riggleman             Jeffery Shumate
Robert Graves              Kevin S. Keplinger          Bruce A. Minor             Pearl Riggleman            Robert S. Shutterworth
John R. Greenwalt          Lonnie Keplinger, Jr.       Kathy Minor                Shannon Riggleman          Floyd J. Simmons
Charles H. Hagerty         Lonnie Keplinger, Sr.       Shawn A. Minor             J.W. Riley, Jr.            Orpha Simmons
D. Wayne Hamilton          Ralph T. Keplinger          Alice Mongold              Winston Ringgold           Boyd D. Siron
Dawn H. Hamilton           Randy A. Keplinger          Clites Mongold             George Ritchie             Ann Sites
Mark C. Hamric             Sara Keplinger              John Mongold               Greg Ritchie               Bud Sites
Freda L. Harman            Denver Ketterman            John D. Mongold            James Ritchie              Eddie Sites
John H. Harman             Paul Ketterman              Sandra Mongold             Richard W. Ritchie         Jesse Sites
Paul W. Harman             Tina Ketterman              Wes Mongold                Alvin Roadcap              Michael D. Sites
Richard G. Harman          Carl Kimble                 Larry Moore                Robert E. Roe              Earl Skiles
Steve Harper               Reed Kimble                 M.A. Moore                 Rodney Rohrbaugh           Ben R. Smelser
Doug Hartman               Phillip Kiracofe            Robert Moran               Clifford S. Rohrer         Chester R. Smith
Bill Haviland              Beatrice Kite               Gwen Motts                 Amanda Rose                David L. Smith
Darmon Hedrick             Bobby Kite                  Allen T. Moyer, II         Robert Rowe                Debra Smith
Paul Hedrick               Debra Kite                  Barbara H. Moyer           Shannon Rose               Earl P. Smith
Wesley S. Henkel           Otis Kite                   Eugene K. Moyer            J. Ruddle                  Gail E. Smith
Debra Hensley              Bill M. Kitts               Franklin W. Moyer          Richard Ruddle             Gary Smith
Richard Hesse              Lela M. Kitts               Kevin E. Moyer             Thomas Lee Ruleman         Ken Smith
Eric D. Hevener            Ed Knicely                  Carroll A. Moyers          Vate L. Ruleman            Larry G. Smith
Keith A. Higgs             Everett D. Knicely          Lois S. Moyers             Dwayne R. Runion           Margaret Smith
Luanne Higgs               Marion Knicely              John F. Murphy             Arthur J. Ryan             Michelle Smith
Karol Hill                 Ervin Koogler               Rose Mary Murray           Carolyn L. Ryan            Randal C. Smith
Mike Hill                  Mark Lambert                D.J. Myers                 Rodney R. Ryan             Rodney Smith
Randell Hill               Mary Beth Lambert           Leona Myers                Susan C. Sager             David F. Snell
Lilliard Hilliard          Edgar Lamma, Jr.            Richard Myers              Delane Sampsell            Ed Snell
Joe Hines                  Ada LaPage                  Bessie Nelson              Gerald Scarborough         Millard Sonifrank
Buzz Hinkle                Joe LaPage                  Peggy Nelson               Bruce E. Secrist           Brian Sorells
Annette Laverne Hoch       Robert Lambert, Jr.         Bob Nesselrodt             Gene See, II               Richard Sorells
James Holsinger, Jr.       Tony Layman                 Roger Nesselrodt           Grover M. See              Cheryl J. Sours
Charlotte Hoover           David A. Lewis              L.B. Newman                Jane Cauley Seegar         Rex A. Sours
Charles E. Horn            Richard B. Lory             Kimberley H. Nixon         David Seymour              William P. Spitler
Charles E. Horn, Jr.       R.W. Lough                  Robert T. Nixon, II        J.G. Shank                 Jod B. Sponaugle
Faye H. Horn               Gerald Mallow               Doug Orndoff               Bonnie J. Sharpes          Harry B. Sponougle
J. Craig Hott              Dave Martin                 Foster E. Orndorf          Don Sharpes                James K. Sponougle
Jeff Hott                  Elmer Martin                Clyde Ours                 Donald Sharpes             James Strawderman
Kimbra A. Hott             J.C. Martin                 Clyde Ours, Jr.            Ronald Sharpes             Paula Strawderman
Paula Hott                 James L. Martin             Duane E. Painter           Buddy L. Shaver, Jr.       Ray Strawderman
Franklin L. Housden        John G. Martin              Richard B. Parkinson       David R. Shiflett          Roda Strawderman
Johnnie F. Housden         Joyce Martin                John Pence                 Kitra A. Shiflett          Lee Roy Strickler
Lynn D. Housden            Ken Martin                  Walter Petit               Mrs. Robert J.             Rodney M. Stultz
Sue Housden                Leonard C. Martin           R.C. Phares                Shiflett                   Ruth P. Stultz
Deborah Huffman            Martha Martin               Arthur Pitsenbarger        R.J. Shiflett              Kathy Stump
Glenn Huffman              Wililam C. Martin           Ron Pitsenbarger           A.D. Shinaberry, Jr.       Ray Stump
Joe Huffman                Chuck Mathias               Tam Plaugher               D.F. Shinaberry            Larry C. Sullivan, Jr.
Rickie Huffman             Lowell Mathias              Loy R. Poling              H.L. Shinaberry, Jr.       Larry C. Sullivan, Sr.
Robert Huffman             Vickie Mathias              Orville Price              Eleanor Shipe              David F. Swecker
Robert Huffman             Durwood May                 Charles F. Props           Freel Shipe                William L. Switzer
Wayne Huffman              Jacob E. May                Jerry S. Propst, Jr.       Richie Shoemaker           Dwight D. Swope
Bob Hughes                 Ronald McCoy                Robert L. Propst           Allen Showalter            Richard K. Swope
David Hughes               Gloria McCully              James Puffenbarger         Dale Showalter             Roy W. Swope
John W. Hughes             Betty McDonald              Franklin D. Ray            David F. Showalter         John Z. Taylor
Noah Hughes                Doug McNett                 Todd Reamer                Dorothy Showalter          Mark A. Taylor
Brown Hupp                 Linda McNett                Jane Reedy                 Eua Showalter              W.C. Taylor
Gale Hupp                  Sonny Meyerhoeffer          Dale Reeves                Harry H. Showalter         William H. Taylor
Craig Hutchinson           Donald W. Michael           Ernie Reeves               Leonard Showalter          Alice Teter
Scott Ijames               Imogene Michael             Rick Reeves                Mark Showalter, Jr.        David Tetter
Wes Jamison                James I. Michael            Sharon Reeves              Marie Showalter            Jeff Thomas
David Jenkins              Nancy Michael               Elaine Rexrode             Mike Showalter             Julian Thompson
Winton E. Joseph           Bradley Miller              Charles A. Rhoads          Reba Showalter             Tommy Thompson
Tim Judy                   Jerry Miller                Jay Rhodes, Jr.            Ron Showalter              Dennis Trissel
Juniper Hill Farms         Kevin Miller                Kenny F. Rhodes            Ruel J. Showalter          Greg Trissel
V.L.D. Kagey               Norris E. Miller            Robert Rhodes              S. Frank Showalter         Daniel C. Turner
N. Keith Karicofe          P. Nelson Miller            Timothy P. Rhodes          Wayne Showalter            Danny Turner
Barry Keiter               Charlie S. Mills, Jr.       Fred Riggleman             Kenneth W. Shuler          David Turner

Ikey Turner                Hillary Verwall             Donald Watson              Malcolm Wilfong            David Workman
Jerry P. Turner            Raymond Via                 Tony O. Weakley            Charles B. Williams        Aaron Yoder
Noah Turner                Sylvia J. Via               Bruce Weimer               John Williams              Steve Yoder
Rodney J. Turner           Estelle Wagner              Sheldon Wenger             Rennick C. Williams        And our apologies to
Sue Turner                 Sherman Walker              Wilda Wenger               Robert E. Williams         eight other people
Wayne A. Turner            Amos Wampler                Garnett W. Whetzel         Robert R. Williams         whose signatures we
Steven Tusing              Daniel L. Wampler           Kathleen Whetzel           Samuel S. Williams         couldn't read very
Valley Pike Farm           Dorothy W. Wampler          Randy L. Whetzel           C. Ron Wilson              well.
Ralph L. Vance, Sr.        Kenneth L. Wampler          William Ray Whetzel        Mark Wimer
Hoppy VanMeter             Ronald Wampler              Daniel B. Whitmore         Wilma Wimer
Steven E. Varner           D. Mason Ware               Danny Wilburn              Carl D. Witmer


[Logo of Wampler -         [Logo of WLR Foods]        [Logo of Cassco Ice &
Longacre]                                             Cold Storage]

Daily News-Record
Harrisonburg, Virginia
Thursday April 7, 1994

                    GROWERS SOLID FOR WLR AGAINST TYSON
                   FARMERS BACK LOCAL FIRM'S INDEPENDENCE
                      BY OVERWHELMING MARGIN IN SURVEY
                               by Pat Murphey
                          News-Record Staff Writer

[Photo]
W.L.R.
The Growers Speak
First In A Three-Part Series

      The survey form was prepared by the Daily News-Record, and a copy, cover letter explaining the survey and an addressed, stamped envelope was mailed March 25 by WLR Foods to each of its 751 growers. The completed survey forms were returned to the Daily News-Record, which compiled the statistics. All surveys received by Tuesday were included.

      The growers who produce the chickens and turkeys for WLR Foods overwhelmingly favor the company remaining independent.

      In a survey conducted by the Daily News-Record, 95 percent of the growers who responded said they want WLR to remain independent rather than being taken over by Tyson Foods.

      Competition was a major reason growers cited for keeping the two companies separate.

      A chicken grower, who also indicated he is a WLR stockholder, seemed to sum up the sentiment: "Competition is good for everyone. Without competition our hope for growth and prosperity would be dim."

      WLR's local roots also were frequently cited by those who want the company to remain independent.

      "We had much rather deal with local people than with a corporate that is far away & only looks at the bottom line," wrote one grower.

      A chicken grower commented, "WLR is a good community minded company."

      "Think WLR!!" another grower printed on the outside of the envelope in which the survey was returned.

      However, not all growers gave such enthusiastic support.

      "WLR is no picnic - but Tyson Foods would be a lot worse," wrote one.

      The the survey questionnaire was mailed to WLR's 751 growers, and 385 (51 percent) filled out and returned the form.

      In addition to the Tyson takeover question, WLR growers were asked to rate their relations with the company excellent, satisfactory or poor, and if they felt they were treated fairly by the company.

      On the relations question, 63 percent rated their dealings with the company as excellent. Thirty-one percent gave a "satisfactory" rating, and only 5 percent gave a "poor" rating. The remainder did not answer the question or wrote in some other response.

      Eighty-seven percent of the growers said they had been treated fairly. Ten percent said they had not, and the remainder did not answer or wrote in another reply.

      The survey contained a blank for growers to write in their own
comments, and more than 60 percent sent messages.   Some even included
additional pages of comments.

      While WLR mainly received praise, there also were words of criticism and even outright condemnation.

      Pay - or lack of it - was a frequently raised complaint.

      A chicken grower who rated his relations with WLR as excellent put the money issue simply: "We need a raise."

      A turkey grower went into more detail. "Considering the investment in land, buildings, equipment, electricity, water, insurance, maintenance and time (24 hours a day, 7 days a week), grower payments have not realistically reflected the increased cost of living nor the overall profitability of the company."

      The final two questions on the survey asked the growers whether they raised chickens or turkeys and whether they owned stock.

      Chicken growers outnumbered turkey producers by 206-178 (58.5 percent to 46.2 percent). The question was not answered on one form.

      Nearly 41 percent of the growers who returned forms said they owned WLR stock.

      There was one ominous sign for WLR in the survey. Eight of the 10 people who favored a Tyson takeover were WLR stockholders.

      "WLR's grower contract is unfair. Tyson couldn't screw us anymore than WLR is doing right now," commented a turkey grower who owns WLR stock.

      Even thought the eight stockholders favor a Tyson buyout, the overwhelming majority of the WLR stockholders who responded in the survey said they want the company to remain independent.

      "Will go with WLR to the very end," wrote a chicken grower who owns stock, rates the company excellent and said he has been treated fairly. "I like the people I work with."

      Stockholders had differing views of the $30 a share offer Tyson is dangling.

      "Sure would like to get $30 or more for stock," wrote one.

      However, another commented: "Tyson's $30/share offer is a joke. I'm not sure even $50/share is enough based on WLR's expansion. . . Tyson wants to steal a good company."

      There were several blunt messages aimed at Tyson Foods Chairman Don
Tyson.

      "Bug off Tyson!!  Leave us alone," wrote one.

      "Tyson stay home," wrote another.

      Some of the messages carried political tones reflecting Tyson's association with the Clintons.

      "Don Tyson reminds me of Slick Willie," was written across one of the surveys.

      Said another, "The people of Virginia are already stuck with more from Arkansas than they want."

      Several of the growers indicated they also had worked with other poultry companies.

      "We have worked with Rocco and Holly Farms and prefer Wampler over both," wrote a chicken grower.

      "I used to work for Holly Farms when Tyson took over. Don Tyson told us it would be so much better. He is not a man of his word," wrote another chicken grower.

      A third grower had kinder words for Tyson: "I raise chickens for both WLR & Tyson - We get better chickens from Tyson - I like doing business with both companies." The grower, who also is a WLR stockholder, rated his relations with the company as excellent and said he has been treated fairly.

      Of the 39 growers who said they had not been treated fairly, 15 are WLR stockholders and 23 are not. The other one did not answer the question.

      While non-stockholders were more likely to feel they had not been treated fairly, stockholders were quicker to rate relations with the company as poor.

      Twelve of the 19 who rated relations as poor are stockholders.

      The stockholder-non-stockholder split for those who rated relations with the company as excellent was very close to the proportion of stockholders and non-stockholders in the survey.

      Excellent ratings were given by 76 non-stockholders and 66 stockholders. One person who did not answer the stockholder question also rated relations with the company as excellent.

                                  Appendix

[Photo] Drawing of a large chicken labeled Tyson shaking its fist in a menacing manner at a smaller chicken labeled WLR which is shaking its fist at the Tyson chicken.

Daily News-Record
Harrisonburg, Virginia
Friday April 8, 1994

                   WLR, TYSON FAR APART IN GROWERS' EYES
                               by Pat Murphey
                          News-Record Staff Writer

                                                        [Photo]
                                                    W.L.R. vs. Tyson
                                                    The Growers Speak
                                              Second In A Three-Part Series

      WLR is an eagle.  Tyson is a turkey.

      That's about how the two companies were rated by their growers in two separate surveys.

      Almost 87 percent of the WLR Foods growers who responded to a Daily News-Record survey this week said they are treated fairly by the company.

      A survey conducted for Tyson last year by an independent research firm found that only 47 percent of the growers trust the accuracy of feed weights and not quite 50 percent trusted the scale weights of their birds sent to market.

      "Clearly WLR growers are a lot happier than Tyson growers," said Daniel M. Spitzer Jr., a Bridgewater College business administration professor who examined the findings of both surveys.

      Because questions were different, direct comparison of the surveys is difficult, said Spitzer, who is chairman of Bridgewater's George S. Aldhizer II Department of Economics and Business.

      However, he added, "The general tenor, weights and fact that nearly half (of the Tyson respondents) said they didn't have any idea of what was happening in the company sort of says to me quite strongly the Tyson growers do not feel nearly as much a part of the overall . . . company."

      "WLR growers don't feel that way," Spitzer said.

      Among key findings in the WLR survey was that almost 87 percent of the growers rated their relations with the company as excellent and another 30 percent rated them satisfactory. Only 10 percent said they had poor relations with WLR.

      There were no corresponding question on the Tyson survey. However, more than 50 percent of the growers said Tyson's reputation is good among growers and within their respective communities.

      The Tyson survey also asked whether growers, from their past experiences, felt that upper management would respond to key findings of the study.

      One-third said they thought management would respond. Nearly half doubted whether management would.

      WLR and Tyson representatives had predictable comments Thursday about the WLR survey. Jim Keeler, WLR's chief executive officer, was "smiles ear to ear. He was absolutely thrilled," reported spokeswoman Gail Price.

      She said company officials were not surprised by the survey's findings but were "tremendously gratified by this support."

      WLR has "always been a grower-oriented company," Price added. "We know without their investment and quality birds, we would be out of business."

      Archie Schaffer, Tyson's public relations director, said he did not see anything in the WLR survey that "particularly shocked me."

      He noted that just over half of WLR's 751 growers mailed back survey forms and added, 'We would assume the vast majority who responded supported WLR.'

      Of the 385 who responded in the survey, 367 (95 percent) indicated they want WLR to remain independent.

      One person who was surprised by the WLR results is Mary Clouse of Moncure, N.C., who has been a frequent critic of poultry companies.

      "The 93.5 percent saying the company is OK or better than OK . . . that's a quite amazing figure," Clouse said. She was referring to the percentage of WLR growers who said their relations with the company are satisfactory or excellent.

      The 87 percent of WLR growers who said they have been treated fairly by the company also is "just amazing to me," she added.

      Clouse started the Poultry Growers Newsletter three years ago. It has led to the National Contract Poultry Growers Association, which has chapters across Southern states, including Virginia.

      The Tyson survey apparently was the first a poultry company has taken of its growers, and there is little other than the WLR survey to compare it with.

      Bridgewater professor Spitzer said the Tyson survey results would not be too bad if compared to employer-employee relationships.

      "Employee-employer relations vary all over the map . . . 40 to 50 percent levels are not all that uncommon," he added.

      However, in business surveys of customers, "the level of satisfaction has to be way up in 80 or 90 percent," Spitzer said. A retailer with a 40 to 50 percent rating "would go out of business."

      "Customers have a choice. Growers can't walk away for a contract," he noted of comparing shoppers with poultry growers.

                                  Appendix

[Photo] Drawing of a large chicken labeled Tyson shaking its fist in a menacing manner at a smaller chicken labeled WLR which is shaking its fist at the Tyson chicken.

FOR IMMEDIATE RELEASE                     Contact:  Gail Price, Director of
                                                    Corporate Communication
                                            Phone:  703-896-0403

                       WLR FOODS NAMED TO FORTUNE 500

Broadway, Virginia, April 8, 1994 - WLR Foods Inc. (NASDAQ: WLRF) today announced that it has been named for the first time to Fortune magazine's list of the 500 largest United States industrial corporations. Ranked 498th, WLR Foods is one of only 13 Virginia-based companies included in the Fortune 500 and the first central Shenandoah Valley-based corporation to make the nationally renowned list.

Of the 49 food companies included in the Fortune 500 list, WLR Foods ranked second in sales increase, growing 20% over fiscal 1992, and second in profits increase, growing 148% over fiscal 1992.

In announcing these achievements to employees, President and Chief Executive Officer James L. Keeler stated, "This is a remarkable accomplishment for all of us as well as another promising indicator of the full potential of WLR Foods. The Tyson hostile takeover attempt, while distracting in many ways, makes us ever more appreciative of the way we do business and of the many, many people to whom we owe all of our success. With our proven strengths and strategies, the future of WLR Foods has never been brighter. This growth and achievement clearly underscores why it is the wrong time to sell WLR Foods."

WLR Foods is a fully integrated provider of high quality turkey and chicken products primarily under the Wampler-Longacre(r) label and retail ice under the Cassco(r) label. This Fortune 500 company, with current annual revenues of over $700 million, exports to more than 40 countries and has processing operations in Virginia, West Virginia and Pennsylvania, close to its major mid-Atlantic markets.

Daily News-Record
Harrisonburg, Virginia
Saturday April 9, 1994


                  GROWERS ALL AGREE -- BIGGER ISN'T BETTER
                               by Pat Murphey
                          News-Record Staff Writer

                                                          [Photo]
                                                     W.L.R. vs. Tyson
                                                     The Growers Speak
                                                Last Of A Three-Part Series

      If there is a universal gospel among poultry growers, it is that bigger is bad.

      From Virginia to Oklahoma, and chicken and turkey houses between, growers complain that when poultry companies merge and competition dwindles, so do profits.

      The complaints apparently are not just the wailings of a vocal group of malcontents.

      The Texas Department of Agriculture stated in a 1990 study of the broiler industry in eastern Texas that when an area loses competition, "The inevitable result is to shrink the earning of growers and seriously deflate the benefits of the industry to local economies."

      Not only do dollars go down, so do relations with the company.

      "By and large, the smaller companies have a better working relation with growers because company executives often have an intimate relationship with growers," said John Morrison, executive director of the National Contract Poultry Growers Association.

      The poultry grower organization has spread to eastern Virginia, where competition became a casualty of Tyson Foods' 1989 takeover of Holly Farms.

      "Everything has gone downhill" since Tyson took over, reported Barton Easter of Amelia, who has grown for both companies.

      "Most people, for the most part, were happy with Holly Farms....
Now, there are some angry growers in this region," added Easter, who heads the newly-formed Virginia poultry growers group.

      Easter denies charges that the organization is a union or is out to wreck the poultry companies.

      "We need the integrators.  We can't do without them," he said.

      However, he added that growers are "struggling day to day....  We stay in debt all the time."

      Easter said he has been growing broilers for Holly Farms and Tyson for 18 years and is "still $200,000 in debt."

      Debt, caused by periodic demands from companies that new equipment be installed or new buildings put up, was an almost universal complaint by growers.

      Mary Clouse of Moncure, N.C., described poultry growing as "debt bondage."

      She and her husband cared for breeder flocks for Townsends Inc. until they decided three years ago they couldn't afford the latest demands by the company. The Clouses' poultry houses are now sitting empty, and she is working to organize poultry growers.

      Contracts also were frequent sources of complaints.

      "The way we are getting paid is an intricate shell game," said Marinelle Strain, a Tyson broiler grower in Valliant, Okla.

      "There are changing nuances in your contract that growers are not aware of....There's nothing you can do."

      Strain cited an energy allowance raise that was granted for two flocks raised during the winter that was coupled with lower overall pay all year.

      Stain was one of four Tyson growers from Oklahoma and Texas who called the Daily News-Record to urge WLR growers to avoid Tyson.

      "I can't tell you how much I'm dissatisfied with growing for Tyson," she said.

      Strain said she began raising chickens for the Lane company eight years ago. After it went "belly up," the operation went into receivership, then was taken over by Tyson.

      "When they took over, Tyson said everything would remain the same. It didn't remain the same for long," she said.

      Ron Harrell, who is conducting a poultry grower survey for the Louisiana Farm Bureau, indicated that Strain's experience is typical.

      "I think you will find in an area where you have several companies doing business, producers have more options" and are happier, he said.

      In Mississippi, the poultry industry is still "mostly family-type operations. They don't seem to have the problems" of areas dominated by one large company, Harrell said.

      However, even areas where there is competition are not immune from dissatisfied growers. The Daily News-Record's survey of WLR growers indicated that.

      Although growers overwhelmingly rated relations with the company as excellent or satisfactory and said they are treated fairly, there were dissents.

      "No way are we treated fair on our present contracts," wrote a turkey grower. He rated relations with WLR as poor.

      A chicken grower, who also is a stockholder and rated relations as poor, commented, "Our present contract makes it very hard to survive."

      Some of the former Rockingham Poultry Cooperative and Pennsylvania growers WLR acquired in its own expansions said that relations are not as good now as they were with the smaller organizations.

      One disgruntled turkey grower, who did not indicate whether he had ever been with another company, wrote, "I don't know if Tyson buyout is really the answer to our problem. WLR needs to recognize and share more with their growers. It's the growers that help make it possible WLR are what they are.

      "In the past years more is required of the growers (work that is) and less and less pay. Maybe it's coming home to them. If we're going to play ball, let's play fair on both sides. My question is could Tyson possibly be any worse."

      For Barton Easter of Amelia and Don Timmons of Nacogdoches, Texas, the answer is yes.

      "I'm just afraid if Tyson gets hold of Wampler its going to be drastic" for growers, said Easter.

      Timmons, who once grew for Holly Farms and Valmac and now grows for Tyson, volunteered this advice for WLR growers who own shares in the company: "If they sell the stock, they had better sell the farm and get out."

                                  Appendix

[Photo] Drawing of a large chicken labeled Tyson shaking its fist in a menacing manner at a smaller chicken labeled WLR which is shaking its fist at the Tyson chicken.

Daily News-Record
Harrisonburg, Virginia
Friday April 8, 1994


                       TYSON EXTENDS WLR TENDER OFFER
                    ARKANSAS POULTRY POWER POTENTIALLY
                   CONTROLS 12 PERCENT OF LOCAL PRODUCER
                              by Chris Edwards
                          News-Record Staff Writer


      A day and a half before it would have expired, Tyson Foods Inc. announced a two-month extension of its tender offer for WLR Foods Inc. stock.

      The terms, including the $30-per share price offered WLR's shareholders, remain unchanged from the March 9 offer.

      At 3 p.m. Thursday, Tyson said it had received tenders of 732,765 of WLR's approximately 11 million shares -- meaning shareholders pledged to sell them to Tyson if Tyson can meet all its conditions for buying WLR.

      An additional 600,063 shares had been purchased on the NASDAQ market by Tyson, giving the Arkansas chicken giant a potential 12 percent control over the Rockingham County poultry company it hopes to acquire.

      Interpretations differed on the significance of the number of $30-per-share tenders, which came despite the fact that the market selling price of WLR shares, apparently driven up by the takeover bid, has hovered slightly higher in recent weeks, closing Thursday at $30 3/8.

      Tyson spokesman Archie Schaffer III said Thursday he believes the number tendered is what company officials had expected.

      But WLR President James Keeler said the number of tenders is so small as to "confirm an overwhelming lack of support" by shareholders for Tyson's bid.

      As Keeler interprets the response, "Our shareholders emphatically said no." Industry analyst Kenneth Gassman, with the Davenport & Co. brokerage, said Tyson's extension means three things, one of which is the company feels it might lose the takeover bid right now.

      Gassman said it also means Tyson's management does not view current federal probes of possible insider trading in

WLR stock to be significant -- and that "They do want WLR badly."

      The pre-expiration date announcement was made "to avoid inconveniencing shareholders that customarily rush to tender their shares just prior to the expiration date," according to Tyson's news release.

      Gassman said it is difficult to guess how many more stock tenders would have come in at the eleventh hour if Tyson had waited on its extension announcement until after the original deadline of midnight tonight.

      But he noted arbitrageurs -- "hot money" investors who simultaneously buy and sell large blocks of stock -- will usually wait until the last minute to tender shares.

      "Now the question is how many shares are in the hands of hot money," Gassman said.

      Tyson chose June 3 as the expiration date because it is after a May 26 court appearance on Tyson's suit against WLR's anti-takeover defenses, according to a Tyson news release Thursday.

      Judge James H. Michael is to decide that day whether the Virginia Control Shareholder Acquisition Statute allows voting by WLR board chairman Charles W. Wampler Jr. and three other directors, all of whom resigned as paid WLR employees in order to be able to vote their shares of stock.

      He will also decide if WLR can set meeting dates in a fashion designed to limit the voting power of new stockholders, such as Tyson.

      Earlier this week, following media reports of a probe into suspected, illegal insider trading by the Securities and Exchange Commission and the National Association of Securities Dealers, Tyson and WLR spokesmen both confirmed they had given the NASD a requested list of about 200 traders.

      Those traders purchased WLR stock during recent, suspicious surges in market activity before Tyson's purchase offer was made public. Schaffer called NASD's investigation routine and said Tyson had no reason to suspect wrongdoing.

Daily News-Record
Harrisonburg, Virginia
Saturday April 9, 1994




                  [Cartoon depicting a drawing
                  of a chicken labeled WLR Producers
                  strutting away from a chicken
                  holding flowers labeled Tyson Foods]